UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PLX TECHNOLOGY, INC.
(Name of Issuer)
Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
693417107
(CUSIP Number)
D. James Guzy, Sr.
General Partner
Arbor Company, LLLP
P.O. Box 128
Glenbrook, NV 89413

Copy To:

Fulbright & Jaworski L.L.P.
555 South Flower Street, Forty-First Floor
Los Angeles, CA 90071
Telephone: (213) 892-9200
Facsimile: (213) 892-9494
Attn: Andrew J. Demetriou, Esq.
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 11, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	693417107

1.	NAMES OF REPORTING PERSONS. Arbor Company LLLP, a Nevada limited liability limited partnership Tax I.D. 94-2534730

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada

	7.	SOLE VOTING POWER

NUMBER OF

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH:	10.	SHARED DISPOSITIVE POWER

2,181,259*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,181,259*

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
* Beneficial ownership of 2,181,259 shares of Common Stock (as defined below) referred to in rows (10) and (11) is being reported hereunder solely because the Reporting Persons (as defined below) owned the shares through February 24, 2010, and as explained further in Item 6 below, retains the right to purchase the shares at their sole discretion within sixty (60) days of this report pursuant to the terms of the Settlement Agreement (as defined below).

CUSIP No.	693417107

1.	NAMES OF REPORTING PERSONS. D. James Guzy, Sr.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

	7.	SOLE VOTING POWER

NUMBER OF		10,000**

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		10,000**

WITH:	10.	SHARED DISPOSITIVE POWER

2,181,259*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,191,259

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Beneficial ownership of 2,181,259 shares of Common Stock ( as defined below) referred to in row (10) is being reported hereunder solely because the Reporting Persons (as defined below) owned the shares through February 24, 2010, and as explained further in Item 6 below, retains the right to purchase the shares at their sole discretion within sixty (60) days of this report pursuant to the terms of the Settlement Agreement (as defined below).
** Represents unexercised options held individually by D. James Guzy, Sr. that are exercisable within 60 days of this report.

CUSIP No.	693417107

1.	NAMES OF REPORTING PERSONS. Marcia Guzy

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

	7.	SOLE VOTING POWER

NUMBER OF		10,000**

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		10,000**

WITH:	10.	SHARED DISPOSITIVE POWER

2,181,259*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,191,259

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Beneficial ownership of 2,181,259 shares of Common Stock (as defined below) referred to in row (10) is being reported hereunder solely because the Reporting Persons (as defined below) owned the shares through February 24, 2010, and as explained further in Item 6 below, retains the right to purchase the shares at their sole discretion within sixty (60) days of this report pursuant to the terms of the Settlement Agreement (as defined below).
** Represents unexercised options held individually by D. James Guzy, Sr., Marcia Guzy’s husband, that are exercisable within 60 days of this report.

Item 1. Security and Issuer
This filing on Schedule 13D relates to the common stock (“Common Stock”), $0.001 par value, of PLX Technology, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 870 Maude Avenue, Sunnyvale, California 94085. The Reporting Persons (as defined below) have previously filed a Schedule 13G with the Securities and Exchange Commission to report their beneficial ownership of Common Stock of the Issuer that is the subject of this Schedule 13D. The Reporting Persons are filing this Schedule 13D to report additional information regarding the number and interests of securities of the Issuer beneficially owned by them, and to disclose the transfer of such securities from a restricted account into an account maintained by Mark Guzy on February 24, 2010 (as more fully described below in Item 6).
Item 2. Identity and Background
(a) This report is filed on behalf of Arbor Company LLLP, a Nevada limited liability limited partnership (the “Partnership”), D. James Guzy, Sr., an individual and a general partner of the Partnership (“Jim Guzy”) and Marcia Guzy, an individual and a general partner of the Partnership (collectively, the “Reporting Persons”).
(b), (c) and (f) The Partnership is a limited partnership with an address of P.O. Box 128, Glenbrook, NV 89413. Jim Guzy and Marcia Guzy, with a business address of P.O. Box 128, Glenbrook, NV 89413, are United States citizens, whose principal occupation is acting as the Partnership’s general partners.
(d) None of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.
(e) None of the Reporting Persons during the past five years were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds and Other Considerations
The Reporting Persons beneficial ownership of shares of the Common Stock described in this Schedule 13D (other than Jim Guzy’s unexercised options and shares acquired by option grants) (the “Shares”) were previously reported on Schedule 13G filed with the Securities and Exchange Commission on February 14, 2000 (the “Schedule 13G”). Working capital was used to acquire the Shares at the time of the original purchase. No funds or other consideration were used by the Reporting Persons to purchase any Common Stock of the Issuer within the past sixty (60) days.
Item 4. Purpose of Transaction
The Reporting Persons originally acquired the Shares in connection with their participation as founders of the Issuer and have acquired additional shares through option grants.
Jim Guzy is the Chairman of the Board of Directors of the Issuer. In his capacity as Chairman, Jim Guzy takes and will continue to take an active role in the Issuer’s management and strategic direction.
Other than as disclosed in this Item 4 and other than in Jim Guzy’s capacity as the Chairman of the Board of Directors of the Issuer, none of the Reporting Persons currently has plans or proposals that relate to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer
(a), (b) At the close of business on March 15, 2010, the Reporting Persons may be deemed to have an indirect beneficial ownership interest in 2,181,259 shares of Common Stock of the Issuer, which constitute approximately 5.9% of the class outstanding by virtue of their right under the Settlement Agreement (as defined below) to purchase such shares within sixty (60) days of this report. In addition, Jim Guzy has options which are exercisable within sixty (60) days of this report representing an additional 10,000 shares of Common Stock of the Issuer. The aggregate percentage is based upon 37,025,078 Common

Stock outstanding at February 28, 2010, according to the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 4, 2010.
(c) Except as set forth herein, the Reporting Persons have not effected any transactions in shares of Common Stock of the Issuer in the past sixty (60) days.
(d) Not applicable.
(e) As more fully described below in Item 6, the Reporting Persons have beneficial ownership of the Shares pursuant to their right to purchase the Shares within 60 days of this report.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Prior to July 2008, the Shares were beneficially owned by the Reporting Persons and held in an account maintained by them. In accordance with a court order entered on July 3, 2008, the Reporting Persons transferred the Shares into a restricted account as collateral to secure a judgment against them in favor of Mark Guzy, Jim and Marcia Guzy’s son. On February 9, 2009, the Reporting Persons and Mark Guzy (the “Parties”) entered into a Settlement Agreement (the “Settlement Agreement”) to resolve disputes between the Parties. On February 24, 2010, Mark Guzy transferred the Shares from the restricted account into an account maintained by him (the “Transfer”). The Reporting Persons disputed the legality of the Transfer and raised this issue before an arbitrator charged with resolving disputes under the Settlement Agreement. On March 11, 2010, the arbitrator ruled that notwithstanding the Transfer the Reporting Persons retained the right to purchase the Shares at their sole discretion from Mark Guzy for a cash price based on the fair market value of the Shares, unless Mark Guzy enters into a binding agreement to sell the Shares prior to notice by the Reporting Persons of the exercise of their rights. The arbitrator also ruled that the Parties ownership of and rights to the Shares were unclear until March 11, 2010, the date of his order. The Reporting Persons are filing this report to reflect such events and on the basis that they have an indirect beneficial ownership of the Shares by way of their right to purchase the Shares within sixty (60) days of this report.
Item 7. Material to be Filed as Exhibits

Exhibit No.	Document
99.1	Joint Filing Agreement, dated as of March 16, 2010, by and between Arbor Company, LLLP, D. James Guzy, Sr. and Marcia Guzy

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 16, 2010	Arbor Company, LLLP
	By:	/s/ D. James Guzy, Sr.
	Name:	D. James Guzy,Sr.
	Title:	General Partner

Date: March 16, 2010	D. James Guzy, Sr.
/s/ D. James Guzy, Sr.
	Name:	D. James Guzy, Sr.

Date: March 16, 2010	Marcia Guzy
/s/ Marcia Guzy
	Name:	Marcia Guzy